UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________________________________
FORM 11-K
______________________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from               to
Commission File Number: 001-35006

______________________________________________

SPECTRUM PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)
______________________________________________

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
Spectrum Pharmaceuticals, Inc. 401(k) Plan

B.    Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Spectrum Pharmaceuticals, Inc.
11500 South Eastern Avenue, Suite 240
Henderson, Nevada 89052

Spectrum Pharmaceuticals, Inc. 401(k) Plan

Report of Independent Registered Public Accounting Firm
To the Administrative Committee and Plan Participants of
The Spectrum Pharmaceuticals, Inc. 401(k) Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Spectrum Pharmaceuticals, Inc. 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017 and the related notes and supplemental schedule (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating, the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedules of Assets (Held at End of Year) and of Delinquent Participant Contributions at December 31, 2017, has been subjected to the audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Raimondo Pettit Group
We have served as the Plan's auditor since 2012.
Torrance, California
June 26, 2018

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
ASSETS
Investments, at fair value
Registered investment companies	$14,329,929	$10,829,308
Spectrum Pharmaceuticals, Inc. common stock fund	7,520,724	1,937,851
Total investments at fair value	21,850,653	12,767,159
Common/collective trust, at contract value	893,293	952,638
Total investments	22,743,946	13,719,797

Receivables:
Employer contributions	71,638	64,559
Participant contributions	43,355	51,864
Notes receivable from participants	384,774	240,674
Total receivables	499,767	357,097
NET ASSETS AVAILABLE FOR BENEFITS	$23,243,713	$14,076,894
The accompanying notes are an integral part of these financial statements.

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year ended, December 31, 2017
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
Participant	$2,113,201
Participant rollovers	9,800
Employer	1,111,426
3,234,427
Investment income:
Interest and dividends	771,497
Other income	2,042
Net appreciation in fair value of investments	7,214,966
7,988,505
Interest income from notes receivable from participants	16,565
Total additions	11,239,497

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
Distributions to participants	2,028,772
Administrative expenses	43,906
Total deductions from net assets	2,072,678

NET INCREASE IN NET ASSETS	9,166,819
NET ASSETS AVAILABLE FOR BENEFITS, AT BEGINNING OF YEAR	14,076,894
NET ASSETS AVAILABLE FOR BENEFITS, AT END OF YEAR	$23,243,713
The accompanying notes are an integral part of these financial statements.

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2017

1. Description of the Plan
The following description of the Spectrum Pharmaceuticals, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution pension plan covering eligible employees of Spectrum Pharmaceuticals, Inc. (the “Company” or “Spectrum”) as defined in the Plan Document. The Plan was adopted January 1, 1990, and established for the purpose of providing retirement benefits for eligible employees of the Company. The Plan is subject to regulation under the Employee Retirement Income Security Act of 1974 (“ERISA”) and the qualification provisions of the Internal Revenue Code (the “Code”).
Administration
Effective January 12, 2018, Joseph W. Turgeon, Chief Executive Officer ("CEO") and Keith McGahan, Senior Vice President and Chief Legal Officer were designated as the trustees of the Plan. MG Trust Company, LLC, (“MG Trust”) serves as the account custodian for the Plan. Digital Retirement Solutions, Inc. (“DRS”) performs administrative and record keeping services for the Plan.
Eligibility
All Company employees are eligible to participate in the Plan, provided the employee has completed three months of employment. An eligible employee may enter the Plan on the first day of the month following his or her satisfaction of the eligibility requirements.
In the event of a business acquisition, the employees of the newly acquired entity are given credit for the years of service earned prior to the Company’s ownership. If this credit for prior service allows such employees to meet Plan eligibility requirements, each has the option of participating in the Plan on the first day of the month following the business acquisition date.
Contributions
Each year, participants may elect to make pre-tax contributions up to 75% of their eligible compensation, as defined in the Plan. In addition, participants may elect to make after-tax (Roth) contributions up to 75% of their eligible compensation. Compensation deferrals cannot exceed the maximum deferral, as determined by the IRS each year. Such deferral limitation was $18,000 in 2017 and 2016, respectively. Employees who attained the age of 50 before the end of the plan year, were eligible to make additional catch-up contributions of up to $6,000 in 2017 and 2016, respectively. Participants may also make rollover contributions into the Plan from other qualified plans.
The Company provides matching contributions (generally in the form of Company stock), under a Safe Harbor arrangement, equal to 100 percent of the first three percent of eligible compensation, deferred by a participant and 50 percent of the next two percent of eligible compensation deferred by a participant. The Company’s matching contribution made on behalf of any participant for any Plan year cannot exceed four percent of their eligible compensation. The Company has the right under the Plan to discontinue or modify its matching contributions at any time. The value of the Company’s aggregate matching contribution was $1,111,426 for the year ended December 31, 2017. Additional amounts may be contributed at the discretion of the Company’s Board of Directors.

Participant Accounts
DRS maintains an account in the name of each participant. Each eligible participant’s account is credited with (a) the participant’s contributions, (b) the Company’s Safe Harbor matching contributions, and (c) an allocation of interest, dividends and any change in the market value of the various investment funds. Each eligible participant’s account is charged with any withdrawals or distributions requested by the participant and an allocation of administrative expenses, if applicable. Allocations are based on the ratio that each participant’s account balance in the fund bears to the total account balances of all participants in the respective fund.

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Notes to Financial Statements (Continued)

Investment Options
Participants direct the investment of their contributions and any subsequent changes made to the Company’s matching contributions (in the form of Spectrum's common stock) into various investment options offered by the Plan. These options include numerous registered investment companies, a common/collective trust, and Spectrum’s common stock. Participants may change their investment elections at any time for both existing account balances and future contributions.
Vesting
Participant contributions and Company Safe Harbor matching contributions are fully vested when made. Participants in the Plan receive vesting credit for Company discretionary matching contributions, if any, based upon years of service, beginning with the date of employment with the Company or one of its subsidiaries, as follows:

Years of Service (whole years)	Discretionary Matching Contribution Vesting
Less than 2	—%
2	20%
3	40%
4	60%
5	80%
6 or more	100%
Distributions and Payments of Benefits
On termination of service due to death, disability, retirement, or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution, or as directed by the participant in accordance with the Plan's provisions. The Plan also permits in-service withdrawals for participants attaining certain age requirements and distributions for hardships, as defined in the Plan document.
Forfeitures
Although participant contributions and the Company's Safe Harbor matching contributions are fully vested at all times, forfeitures could result from the Company's discretionary contributions and certain excess matching. Excess Company matching results in a credit to the Plan and are held in a separate account for the payment of Plan administrative expenses. During the year ended December 31, 2017, no forfeitures were used to pay administrative expenses. At December 31, 2017 and December 31, 2016, there was $0 held in this forfeiture account.
Investment Management Fees and Operating Expenses
Investment management fees and operating expenses charged to the Plan for investments in the various funds are deducted from the income earned on a daily basis and are reflected as a component of the net appreciation/(depreciation) in the fair value of investments. Effective January 1, 2015, an ERISA Investment Advisory Agreement was entered into whereby rebates from certain fund investments are deposited into a separate account to be used to pay investment advisory fees and other revenue sharing is credited to the Plan to offset administrative expenses. Such amounts are reported in administrative expenses and other income, rather than in net appreciation/(depreciation). As of December 31, 2017, there was approximately $404 in Plan assets designated to pay Plan investment advisory fees.
Administrative Expenses
The compensation or fees of accountants, counsel and other specialists and any other costs of administering the Plan are generally paid by the Company (see Note 4). As discussed above, beginning in 2015, there was a change in the reporting of certain investment advisory expenses in the financial statements. Administrative expenses that are not paid by the Company are paid by the Plan. Administrative expenses for the year ended December 31, 2017 paid by the Plan were $43,906 and are included in administrative expenses in the Plan's financial statements.

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Notes to Financial Statements (Continued)

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, any unvested amounts of plan participants will become fully vested.
Notes Receivable from Participants
Loans to participants are secured by the participant’s account balance and may not exceed the lesser of 50% of the participant’s account balance or $50,000 in the aggregate for any individual participant. Loans bear interest at fixed annual rates, as determined by the Plan trustees, that are the prime interest rate plus two percent on the date the loan is processed. At December 31, 2017 and 2016, the annual interest rate of all loans outstanding was between 5.25% and 10.25%. Principal and interest are paid ratably through payroll deductions over a term not to exceed five years, unless the loan qualifies as a home loan, in which case the term may not exceed 15 years. A participant applying for a loan through the Plan will be charged a $125 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loan.

2. Summary of Significant Accounting Policies
Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis, in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP).
The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic No. 962 Plan Accounting Defined Contribution Pension Plans, requires investment contracts held by a defined-contribution plan to be reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Significant estimates are made in determining fair value of investments. Actual results could differ from those estimates. The current economic environment has increased the level of uncertainty inherent in these estimates and assumptions.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value with the exception of the Wells Fargo Stable Value Fund (a common/collective trust fund) which is stated at its contract value. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis, dividends are recorded on the record date and interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan's gains and losses on investments purchased and sold, as well as held during the year.
Fully Benefit-Responsive Investment Contract
One of the investment options offered by the Plan, the Wells Fargo Stable Value Fund M (the “Stable Value Fund”), is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in wrap contracts deemed to be fully benefit-responsive and therefore the Fund is stated at contract value. The fixed income portfolio consists of investment grade fixed income securities, primarily U.S. Treasury, agency, corporate, mortgage-backed, and asset-backed. Contract value, as reported to the Plan by Wells Fargo Bank, represents contributions made under the contract, credited with earnings, and charged for participant withdrawals and administrative expenses.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. Contract value at December 31, 2017 and 2016, as reported by Wells Fargo was $893,293 and $952,638, respectively. The crediting interest rate is based on a formula agreed upon with the issuer but it may not be less than zero percent. Such interest rates are reviewed on a

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Notes to Financial Statements (Continued)

periodic basis for resetting. At December 31, 2017 and 2016, the average crediting interest rate was 2.14% and 1.94%, respectively, and the average yields were approximately 2.36% and 1.93%, respectively.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) any substantive modification to the Plan or administration of the Plan that is not consented to by the contract issuer (including complete or partial plan termination or merger with another plan), (2) establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) plan sponsor events, such as divestitures, spin-offs or early retirement programs that cause a significant withdrawal from the Plan, (4) transfer of assets from the fund directly to a competing fund option, (5) the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Risks and Uncertainties
The Plan assets consist of various investments which are exposed to a number of risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets available for Benefits and the Statement of Changes in Net Assets Available for Benefits as of December 31, 2017, and 2016, respectively.
Payment of Benefits
Benefit payments to participants are recorded when paid.
Contributions
Contributions made by participants and the Company are recorded on an accrual basis. Contributions are recognized during the period in which the related compensation was paid.
Administrative Expenses
The Company pays for certain administrative expenses for the Plan. Only expenses paid by the Plan are reflected in the Plan’s financial statements.
Recent Accounting Standards Pronouncements
In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirements to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. However, sufficient information must be provided to permit a reconciliation of the fair value of assets categorized within the fair value hierarchy to the amounts presented in the statement of financial position. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The Plan adopted the provisions of ASU 2015-07 for the 2016 plan year.

In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965): Part I – Fully Benefit-Responsive Investment Contracts, Part II - Plan Investment Disclosures and Part III - Measurement Date Practical Expedient (“ASU 2015-12”). The amendments in this update remove the requirement to record fully benefit-responsive investment contracts at fair value and designate contract value as the only required measure for these contracts. The amendments also remove the requirement to disclose (a) individual investments that represent five percent or more of net assets available for benefits and (b) the net appreciation or depreciation for investments by general type, however, the net

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Notes to Financial Statements (Continued)

appreciation or depreciation in investments is still required to be presented in aggregate. The Plan adopted the provisions of ASU 2015-12 for the 2016 plan year.

3. Fair Value Measurements
ASC Topic 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:
•Level 1: Quoted prices in active markets for identical assets or liabilities.

•
Level 2: Quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of their investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs are only used when Level 1 or Level 2 inputs are not available.
The registered investment companies are valued at the net asset value (“NAV”) of shares held by the Plan at year-end, based upon quoted market prices. Spectrum common stock is valued at the NAV at year-end, based upon the closing quoted market price of the Company common stock held at year-end.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables represent the Plan’s fair value hierarchy for its investments as of December 31, 2017 and 2016:

	Fair Value Measurements as of December 31, 2017
Investment Category	Level 1	Level 2	Level 3	Total
Total Registered Investment Companies	$14,329,929	$—	$—	$14,329,929
Spectrum Pharmaceutical Common Stock	7,520,724	—	—	7,520,724
Total Investments at Fair Value	$21,850,653	$—	$—	$21,850,653

	Fair Value Measurements as of December 31, 2016
Investment Category	Level 1	Level 2	Level 3	Total
Total Registered Investment Companies	$10,829,308	$—	$—	$10,829,308
Spectrum Pharmaceutical Common Stock	1,937,851	—	—	1,937,851
Total Investments at Fair Value	$12,767,159	$—	$—	$12,767,159

4. Related Party Transactions
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan. Certain Plan investments are shares of mutual funds managed by the custodian or are shares of Spectrum’s common stock. The Plan issues loans to participants, which are secured by the vested balances in the participant’s account. The Company may also pay certain administrative expenses on behalf of the Plan, which totaled $27,467 relating to the year ended December 31, 2017. Such transactions all qualify as exempt party-in-interest transactions under the provisions of ERISA.

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Notes to Financial Statements (Continued)

5. Concentration, Market and Credit Risk
The Plan provides for various investment options including the Company’s common stock. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits. As of December 31, 2017 and 2016, approximately 33% and 14% respectively, of the investments of the Plan consisted of securities of its sponsor, Spectrum Pharmaceuticals, Inc. As of December 31, 2017 and 2016, Spectrum’s stock price closed at $18.95 and $4.43, respectively.

6. Tax Status of the Plan
The IRS has determined and informed the Company by a letter dated March 31, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the Plan’s net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	As of December 31,
	2017	2016
Net assets available for benefits per the financial statements	$23,243,713	$14,076,894
Add: adjustment to fair value from contract value for fully benefit-responsive investment contract	—	1,905
Net assets available for benefits per the Form 5500	$23,243,713	$14,078,799
The following is a reconciliation of the Plan’s net depreciation in fair value of investments per the financial statements to the Form 5500 for the year ended December 31, 2017:

Net appreciation in fair value of investments per the financial statements	7,214,966
Add: adjustment to contract value for fully benefit responsive investment contract	—
Less: prior year adjustment to contract value for fully benefit-responsive investment contract	(1,905)
Net appreciation in fair value of investments per the Form 5500	$7,213,061

8. Subsequent Events
In providing the disclosure contained in this note, the Plan evaluated events occurring between the end of its most recent plan year end and June 26, 2018, the date the accompanying financial statements became available to be issued.
During this period there were no events or transactions occurring which require recognition or disclosure in these financial statements on Form 11-K.

Spectrum Pharmaceuticals, Inc. 401(k) Plan
EIN: 93-0979187, PN: 001

Supplementary Information
Schedule of Assets (Held at End of Year)
As of December 31, 2017

Identity of Issue	Description of Investment	Type of Investment	Current Value
Janus Mutual Funds	Janus Enterprise Fund	RIC	$551,870
Energy Select Sector SPDR	Energy Select Sector SPDR ETF	RIC	336,082
Federated Government Obligations	Federated Government Obligations IC	RIC	169,560
Harbor Mid Cap Value	Harbor Mid Cap Value Instl	RIC	538,709
State Street Global Advisors	SPDR S&P 500	RIC	1,457,268
State Street Global Advisors	SPDR Gold Shares	RIC	84,808
TCW Investment Management, Co.	TCW Total Return Bond	RIC	322,969
T. Rowe Price Associates, Inc.	T. Rowe Price Emerging Markets Bond	RIC	258,203
Vanguard Group, Inc.	Vanguard Long Term Investment Grade	RIC	456,369
J.P. Morgan Funds	JP Morgan Disciplined Equity	RIC	262,118
Janus Mutual Funds	Janus Henderson U.S. Managed Volatility	RIC	982,448
Fidelity Investments	Fidelity Advisor Mid Cap Value	RIC	518,579
J.P. Morgan Funds	JP Morgan Small Cap Core	RIC	715,524
Fidelity Investments	Fidelity Advisor Balanced	RIC	1,010,307
Fidelity Investments	Fidelity Advisor Investment Grade	RIC	212,721
Hartford Funds	Hartford International Growth	RIC	632,014
Capital Research and Management Co.	American Funds New World R5	RIC	756,805
Fidelity Investments	Fidelity Advisor Worldwide	RIC	747,804
Fidelity Investments	Fidelity Select Software & Comp Port	RIC	772,277
Wells Fargo Advisors	Wells Fargo Precious Metals	RIC	254,477
Prudential Financial	Prudential Global Total Return	RIC	93,745
Vanguard Group, Inc.	Vanguard U.S. Value	RIC	462,812
Fidelity Investments	Fidelity Telecom and Utilities	RIC	58,441
Fidelity Investments	Fidelity Select Health Care Portfolio	RIC	409,778
Fidelity Investments	Fidelity Real Estate Investment	RIC	110,145
J.P. Morgan Funds	JP Morgan Smart Retirement 2020	RIC	132,451
J.P. Morgan Funds	JP Morgan Smart Retirement 2025	RIC	46,481
J.P. Morgan Funds	JP Morgan Smart Retirement 2030	RIC	957,175
J.P. Morgan Funds	JP Morgan Smart Retirement 2035	RIC	123,799
J.P. Morgan Funds	JP Morgan Smart Retirement 2040	RIC	276,925
J.P. Morgan Funds	JP Morgan Smart Retirement 2045	RIC	242,213
J.P. Morgan Funds	JP Morgan Smart Retirement 2050	RIC	61,307
J.P. Morgan Funds	JP Morgan Smart Retirement 2055	RIC	41,121
J.P. Morgan Funds	JP Morgan Smart Retirement Income	RIC	3,157
Vanguard Group, Inc.	Vanguard Stock Market Index	RIC	269,467
*Spectrum Pharmaceuticals, Inc.	Spectrum Pharmaceuticals Common Stock Fund	SPCS	7,520,724
Wells Fargo Bank, N/A	Wells Fargo Stable Value Fund M	CCT	893,293
	Total Investments		$22,743,946

* Participant Loans	Participant Loans (maturing 2018 to 2027) at interest rates of 5.25% to 10.25%		$384,774
* Indicates a party-in-interest to the Plan.

RIC - Registered investment Company
CCT - Common Collective Trust
SPCS - Spectrum Pharmaceutical Common Stock

Spectrum Pharmaceuticals, Inc. 401(k) Plan
EIN: 93-0979187, PN: 001

Supplementary Information
Schedule H, Part IV, Item 4a
Schedule of Delinquent Participant Contributions
As of December 31, 2017

During the year ended December 31, 2017, contributions consisting of employee deferrals for one payroll period were not remitted timely to the plan, thus consisting nonexempt transactions between the Plan and the Company. Lost earnings have been calculated and were remitted during the 2018 plan year.

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP*	Contributions Pending Correction in VFCP*	Total Fully Corrected Under VFCP* and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ☐	$—	$37,742	$—	$—

* Voluntary Fiduciary Correction Program

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator of the Spectrum Pharmaceuticals, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPECTRUM PHARMACEUTICALS, INC.

Date:	June 26, 2018	By:	/s/ Joseph W. Turgeon
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Title
23.1	Consent of Independent Registered Public Accounting Firm, Raimondo Pettit Group

Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (No. 333-134566 and 333-164014) on Form S-8 of Spectrum Pharmaceuticals, Inc. of our report dated June 26, 2018, with respect to the statements of net assets available for benefits of Spectrum Pharmaceuticals, Inc. 401(k) Plan as of December 31, 2017 and December 31, 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related supplemental schedule as of December 31, 2017, appearing in this Annual Report on Form 11-K of Spectrum Pharmaceuticals, Inc. 401(k) Plan.
/s/ Raimondo Pettit Group
Torrance, California
June 26, 2018